Exhibit 99.1

SCHEDULE A

The table below specifies the date, amount, weighted average price and price range of the Common Shares sold by (or on behalf of) the Reporting Person since the Reporting Person’s last filing on Schedule 13D on July 16, 2025, all of which were sold on the open market. The Common Shares were sold in multiple transactions at prices within the ranges indicated in the Price Range column. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Common Shares sold at each separate price.

Trade Date	Shares Sold	Weighted Average Price per Share (US$)	Price Range (US$)
7/18/2025	1,702,565	1.10	1.10 – 1.11
7/21/2025	4,009,614	1.17	1.12 – 1.22
7/22/2025	2,546,598	1.30	1.28 – 1.34
7/23/2025	64,959	1.28	1.28 – 1.30